UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Angel Cano, BBVA^s President & Chief Operating Officer Madrid, October 29th 2014 Pendiente actualizar Third quarter results 2014
Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the information of this document. This document may contain summarised information or information that has not been audited, as well as information relative to solvency produced with criteria that are still subject to definitive CRR regulatory interpretation, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.
Peer Group includes: BARCL, BNPP, CASA, CMZ, DB, ISP, HSBC, LBG, RBS, SAN, SG and UCI. Leverage ratio and Excess NPL Coverage excludes UK banks (not subject to AQR) Comprehensive assessment
Top line growth Strong fundamentals Risks Earnings Solvency Liquidity Digital transformation Solid position in every market Key long term strategic lever Improvement in risk indicators Capital strength as competitive advantage
Strong fundamentals Risks Earnings Solvency Liquidity Solid position in every market Net interest income +7.8% (3Q14 vs 3Q13) NPA ratio 4.3% Coverage ratio 64% Note: risk figures exclude real estate activities (-30 bp YoY) (+5 pp YoY) Core capital CRD IV 11.7% (Phased-in) (+12 bp vs 2Q14) Digital transformation Key long term strategic lever
Digital transformation 1 2 3 4 5
Digital transformation: spotlight
Earnings: Solid net interest income supporting revenue strength +7.8% +15.7% constant €m Excluding FX effect 3Q14 Highlights Net interest + fee income at record levels ? Dividends +0.7% Gross income 3Q14 vs 3Q13 9M14 vs 9M13 -3.0%
(CHART) (CHART) (CHART) c Excluding FX effect Cost control and positive jaws ... Gross income vs costs YoY (%) Cost control Investment for growth High inflation economies 3Q14 vs 3Q13 -0.2% Costs 9M14 vs 9M13 -3.6% Emerging Developed Note: Developed include Holding
... maintaining a resilient operating income +10.9% Constant €m Excluding FX effect +1.8% Operating income 3Q14 vs 3Q13 9M14 vs 9M13 -2.3%
(CHART) Loan-loss and real estate provisions trend stable Loan-loss + real estate provisions €m Cost of risk normalization under way Cost of risk YTD Group excluding real estate activities (%)
In conclusion: positive trends maintained €m Note: The P&L is presented this way to show the performance of recurring business. The reconciliation with the income statement is shown on page 47 of the financial information filed today with the CNMV.
Risk: indicators continue to improve Note: risk figures exclude real estate activities. NPA ratio for real estate activity in Spain: 55,3%, 61% coverage and NPAs €8.1bn NPA ratio (%) Coverage ratio (%) NPAs Risk Indicators €bn Refinanced loans 26.2 25.4 25.0 24.4 26.5 Incl. Real Estate
Capital and liquidity (Phased-in) 11.7% (+12 bp vs 2Q14) (Fully-loaded) 10.1% (+5 bp vs 2Q14) Strong and resilient regulatory ratios Core Capital CRD IV (Fully-loaded) 5.7% Leverage Ratio Note: ratio leverage: provisional data
Business Areas
Developed
(CHART) Business activity (YoY chg in average balances) (CHART) Results (€m) (CHART) NII + fees Gross income Operating income Banking activity in Spain Lending -5.6% +11.1% Customer funds +0.1% -8.0% -14.9% +10.8% +1.0% +5.9%
NPA ratio Entries (€ m) NPAs (€ bn) Risk: positive trends continue Refinance loans Cost of risk (Quarterly, %) Banking activity in Spain (CHART) Gross entries Net entries Loan disposals and entries in large corporate portfolio explain quarterly evolution Risk indicators (%) Coverage ratio
Income Statement (€m) Banking activity in Spain Deposit cost reduction Cost cutting efforts (-6.2% YoY) to optimize the operating structure Cost of risk continues to normalize
(CHART) (CHART) Net attributable profit (€m) Net exposure* (€ bn) Sales Volume (Units) +10.2% -8.9% Real estate activity in Spain *Net exposure according to Bank of Spain's "RE transparency scope" (Circular 5-2011) Note: Sales volume includes the sales of units owned by developers (CHART) -29.1%
Lending* +13.0% +12.7% Customer Funds * Business activity (Average balance, YoY, in constant €) (CHART) (CHART) (CHART) USA -0.6% -2.2% -10.7% * USA ex NY Business Activity Results (Constant €m) NII + fees Gross income Operating income +2.0% +1.5% -9.9%
Risk NPA and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) (CHART) NPA ratio Coverage ratio USA
Income Statement (Constant €m) USA Strong activity focusing on new business Sound asset quality $1Bn senior debt issued in the quarter
Emerging
EurAsia Turkey 687 Gross income +10.7% 399 Operating income +9.8% 235 Net attributable profit +19.8% 653 NII + fees +11.4% Constant €m YoY ... and in 9M14 Disciplined lending growth In 3Q14 ... Geopolitical risk remains Sound asset quality NIM & Fees continue to grow
Income Statement (Constant €m) Note: in accordance with IFRS Garanti is accounted for using the equity method for the purpose of uniform presentation based on the proportional consolidation method. EurAsia Sequential trend affected by CNCB dividend (€139 Mn) in Q2 Lower loan loss provisions Lower deleveraging in wholesale banking business
Mexico (CHART) (CHART) (CHART) +1.2% +0.5% -0.7% Lending +9.1% +13.9% Customer Funds Business activity (Average balance, YoY, in constant €) Results (Constant €m) NII + fees Gross income Operating income +10.0% +11.6% +12.9%
Risk NPA ratio Coverage ratio (CHART) NPA and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) Mexico
Income Statement (Constant €m) Mexico Double digit growth in all lines Outstanding risk performance vs peers Further progress in the distribution transformation process
+23.8% South America (CHART) (CHART) (CHART) +8.1% / +0.6% Lending Customer Funds Business activity (Average balance, YoY, in constant €) Results (Constant €m) NII + fees Gross income Operating income South America ex Venezuela +35.4% +16.7% +22.1% +17.7% +13.1% / +3.6% +20.3% +17.9% / +4.0% +24.5% +16.4% +24.2% +15.9%
Risk NPA ratio (CHART) NPA and coverage ratios (%) Loan-loss provisions and cost of risk (Constant €m, %) Coverage ratio South America
Income Statement (Constant €m) South America Business activity growing over 20% YoY Venezuela and Argentina: macro uncertainties remain Strong performance of the Andean Region
Angel Cano, BBVA^s President & Chief Operating Officer Madrid, October 29th 2014 Pendiente actualizar Third quarter results 2014
Annex
Digital Active Customers BBVA Group - Million Mobile Active Customers BBVA Group - Million (CHART) (CHART) CAGR +21% CAGR +146% Figures excluding Garanti Bank Digital and Mobile active customers
Group: net attributable profit Net attributable profit €m Business +1,351 M€ 1) Excludes €2,068 Mn (including -€ 17 Mn of FX) related to results from corporate operations (ie. sale of pension business in Latin America). (1)
Capital: Core capital phased-in evolution 3Q14 Core capital CRD IV Phased-in Group BBVA (%) +12 bp
Capital: Core capital fully loaded evolution 3Q14 Core capital CRD IV Fully-loaded Group BBVA (%) +5 bp
NPA ratio Coverage ratio Real Estate activity in Spain Risk: NPA and coverage ratio
Income statement RE (m€)
Income statement Venezuela (Constant m€) * includes items such as the adjustment for hyperinflation in Venezuela
Customer Spreads Note: customer spreads: difference between lending yield and cost of deposits from customers * USA ex NY Business Activity
Angel Cano, BBVA^s President & Chief Operating Officer Madrid, October 29th 2014 Pendiente actualizar Third quarter results 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 29, 2014	By:	/s/ María Angeles Peláez Morón

	Name:	María Angeles Peláez Morón
	Title:	Chief Accounting Officer